UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Jupai Holdings Limited

(Name of Issuer)

Ordinary shares of par value of $0.0005 per share

(Title of Class of Securities)

G52141 101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons E-House (China) Holdings Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 55,320,612 ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 55,320,612 ordinary shares. See Item 4.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 55,320,612 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 28.8%
12	Type of Reporting Person CO

1	Names of Reporting Persons E-House Financial Holdings Ltd.
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 55,320,612 ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 55,320,612 ordinary shares. See Item 4.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 55,320,612 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 28.8%
12	Type of Reporting Person CO

1	Names of Reporting Persons E-House (China) Capital Investment Management Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 55,320,612 ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 55,320,612 ordinary shares. See Item 4.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 55,320,612 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 28.8%
12	Type of Reporting Person CO

Item 1(a).	Name of Issuer: Jupai Holdings Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices: 10/F Jinsui Building, No. 379 South Pudong Road, Pudong District, Shanghai, People’s Republic of China

Item 2(a).	Name of Person Filing: E-House (China) Holdings Limited E-House Financial Holdings Ltd. E-House (China) Capital Investment Management Limited
Item 2(b).

Address of Principal Business Office, or, if none, Residence:
E-House (China) Holdings Limited

E-House Financial Holdings Ltd.

E-House (China) Capital Investment Management Limited

11/F, Qiushi Building, No. 383 Guangyuan Road,

Shanghai, People’s Republic of China

Item 2(c).	Citizenship: E-House (China) Holdings Limited – Cayman Islands E-House Financial Holdings Ltd. – British Virgin Islands E-House (China) Capital Investment Management Limited – British Virgin Islands
Item 2(d).	Title of Class of Securities: Ordinary shares of par value of $0.0005 per share
Item 2(e).	CUSIP No.: G52141 101

Item 3.	Not Applicable

Item 4.	Ownership

The following information with respect to the ownership of the ordinary shares of par value of $0.0005 per share of Jupai Holdings Limited (the “Issuer”) by each of the reporting persons is provided as of December 31, 2015:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
E-House (China) Holdings Limited	55,320,612	28.8%	55,320,612	0	55,320,612	0
E-House Financial Holdings Ltd.	55,320,612	28.8%	55,320,612	0	55,320,612	0
E-House (China) Capital Investment Management Limited	55,320,612	28.8%	55,320,612	0	55,320,612	0

E-House (China) Capital Investment Management Limited, a British Virgin Islands company, is the record holder of 55,320,612 ordinary shares of the Issuer.  E-House (China) Capital Investment Management Limited is a wholly owned subsidiary of E-House Financial Holdings Ltd., which is in turn a wholly owned subsidiary of E-House (China) Holdings Limited.  E-House (China) Holdings Limited is a public company listed on the New York Stock Exchange.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of E-House Financial Holdings Ltd. and E-House (China) Holdings Limited may be deemed to beneficially own all of the ordinary shares of the Issuer held by E-House (China) Capital Investment Management Limited.

The percentages used herein are calculated based upon 192,057,759 ordinary shares of the Issuer issued and outstanding as of January 6, 2016.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2016

E-House (China) Holdings Limited

By:	/s/ Huang Canhao
Name: Huang Canhao
Title: Director

E-House Financial Holdings Ltd.

By:	/s/ Huang Canhao
Name: Huang Canhao
Title: Director

E-House (China) Capital Investment Management Limited

By:	/s/ Huang Canhao
Name: Huang Canhao
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement